Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260387

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated October 27, 2021)

SHAPEWAYS HOLDINGS, INC.

Up to 35,504,051 Shares of Common Stock

4,062,000 Warrants to Purchase

Common Stock

This prospectus supplement supplements the prospectus dated October 27, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (File No. 333-260387). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 15, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to (i) 13,800,000 shares of our common stock, $0.0001 par value per share (“common stock”) issuable upon the exercise of our publicly-traded warrants (the “Public Warrants”), (ii) 3,562,000 shares of our common stock issuable upon the exercise of private warrants (the “Private Warrants”) issued to Galileo Founders Holdings, L.P. (the “Sponsor”), (iii) 548,000 shares of our common stock issuable upon the exercise of private warrants issued to EarlyBirdCapital, Inc. (the “EBC Warrants”) and (iv) 500,000 shares of our common stock issuable upon the exercise of working capital warrants issued to the Sponsor (the “Sponsor Warrants” and, together with the Public Warrants, the Private Warrants and the EBC Warrants, the “Warrants”).

The Prospectus and this prospectus supplement also relate to the resale or disposition from time to time upon the expiration of lock-up agreements, if applicable, by (a) the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 17,094,051 shares of our common stock, consisting of (i) up to 7,500,000 shares of our common stock (the “PIPE Shares”), issued in a private placement pursuant to the terms of separate Subscription Agreements (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus), (ii) up to 2,760,000 shares of common stock held by the Sponsor or its permitted transferees and (iii) up to 7,134,051 shares of common stock (which includes 300,000 PIPE Shares) held by affiliates of Shapeways Holdings, Inc. and (b) the selling warrant holders named in the Prospectus or its permitted transferees (collectively, the “Selling Warrantholders” and together with the Selling Stockholders, the “Selling Securityholders”) of (i) up to 3,562,000 Private Warrants and (ii) up to 500,000 Sponsor Warrants.

Our common stock and Public Warrants are currently listed on the NYSE under the symbols “SHPW” and “SHPW WS,” respectively. On November 12, 2021, the closing price of our common stock was $6.45 and the closing price for our Public Warrants was $0.90.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

INVESTING IN OUR SECURITIES INVOLVES RISKS THAT ARE DESCRIBED IN THE “RISK FACTORS” SECTION BEGINNING ON PAGE 10 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date Earliest Event Reported): November 15, 2021

SHAPEWAYS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39092	87-2876494
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30-02 48th Avenue Long Island City, NY	11101
(Address of Principal Executive Offices)	(Zip Code)

(646) 979-9885

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	SHPW	New York Stock Exchange
Warrants, each warrant exercisable for one share of Common Stock for $11.50 per share	SHPW WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On November 15, 2021, Shapeways Holdings, Inc. (the “Company”) issued a press release announcing the Company’s financial results for the quarter ended September 30, 2021. A copy of this press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

The information in this Form 8-K (including Exhibit 99.1 attached hereto) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing by the Company, under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

No.	Description of Exhibit

99.1	Press release issued by Shapeways Holdings, Inc. on November 15, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Shapeways Holdings, Inc.

By:	/s/ Jennifer Walsh
Name: Jennifer Walsh
Title: Chief Financial Officer

Date: November 15, 2021

Exhibit 99.1

SHAPEWAYS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2021

- Shapeways to Host Webcast and Conference Call -

New York, NY, Tuesday, November 11, 2021 – Shapeways Holdings, Inc. (NYSE: SHPW) (“Shapeways” or the “Company”), a leader in the large and fast-growing digital manufacturing industry, announced its results for the third quarter ended September 30, 2021. On September 29, 2021, the Company completed its business combination with Galileo Acquisition Corp. and its common stock and warrants began trading on the NYSE on September 30, 2021 under the new ticker “SHPW” and “SHPW WS,” respectively.

Third Quarter and Recent Highlights

•	Revenue was $7.7 million in the third quarter of 2021 compared to $8.1 million in the third quarter of 2020.

•	Gross profit was $3.7 million in the third quarter of 2021 compared to $3.7 million in the third quarter of 2020.

•

Gross margins improved by 180 bps to 47.5% in the third quarter of 2021 compared to 45.7% in the third quarter of 2020 due to high value product focus, continued operational improvements, and further software utilization.

•

In October, rebranded its purpose-built software platform, Otto™ Software-as-a-Service (SaaS), phase one of which is designed as a limited ordering service for traditional manufacturers seeking a simpler, faster, and more flexible path to 3D printing for industrial grade production.

•

Strengthened the board with its appointment of a new independent director Leslie C. G. Campbell. Ms. Campbell has more than 30 years of multi-disciplinary experience in the technology, finance, software and information services industries.

“The third quarter was transformational for Shapeways as we completed our business combination with a strengthened balance sheet to support future growth,” said Greg Kress, the Company’s Chief Executive Officer. “With the closing of this transaction, we are accelerating our investments to drive new sales growth, including implementing new additive manufacturing technologies and scaling our business development capabilities. Our proprietary software offering continues to grow with the broader introduction of Otto™, and we are excited to offer our SaaS solution to traditional manufacturers seeking a more efficient process. The timing of closing the business combination resulted in the deferral of our planned investment spend, which is having an impact on our near-term expectations and the anticipated timing of the ramp in revenues associated with those investments. Moving forward, we believe we are well positioned to execute on our strategic objectives. While the timing of expectations has shifted, our conviction has not, and we have exciting opportunities as we look to add manufacturing capacity, capture more share of wallet with additional hardware and materials offerings, and continue to grow our proprietary software platform, and we believe we have now set the stage for future growth.”

Three Months Ended September 30, 2021 Results

Revenue was $7.7 million, as compared to $8.1 million for the same period in 2020.

Gross profit was $3.7 million compared to $3.7 million for the same period in 2020. Gross profit margin was 47.5% compared to 45.7% in the same period last year.

Net income (loss) was $2.5 million compared to ($0.5) million in the same period last year.

Adjusted EBITDA, a non-GAAP financial measure, was $(2.4) million compared to $(0.3) million in the same period last year.

Nine Months Ended September 30, 2021 Results

Revenue was $25.4 million, as compared to $23.0 million for the same period in 2020, a 10% increase.

Gross profit was $12.1 million compared to $10.0 million for the same period in 2020. Gross profit margin was 47.7% compared to 43.4% in the same period last year.

Net income (loss) was $4.1 compared to ($2.9) million in the same period last year.

Adjusted EBITDA, a non-GAAP financial measure, was $(2.5) million compared to $(2.4) million in the same period last year.

Balance Sheet and Liquidity

As of September 30, 2021, the Company had cash on hand of $90.2 million. Cash on hand increased due to transaction proceeds.

Outlook

The closing of the Company’s business combination with Galileo Acquisition Corp. occurred later than expected, which impacted the Company’s ability to deploy capital and invest in new business development opportunities. Due to these delays and the related revenues associated with these anticipated investments, the Company now expects full year 2021 revenue to be approximately $32.5 to $33.5 million.

Webcast and Conference Call Information

Shapeways will host a webcast and conference call on Monday, November 15, 2021 at 5:30 p.m. EDT. To participate in the call, please dial 1-844-826-3033, or 1-412-317-5185 for international participants, ten minutes before the scheduled start. Participants may also access the call via live webcast by visiting the investors section of the Company’s website at shapeways.com.

A replay will be available on Monday, November 15, 2021, beginning at 8:00 p.m. ET through 11:59 p.m. ET, Monday, November 29, 2021. To access the replay, please dial 1-844-512-2921, or 1-412-317-6671 for international participants, and reference pass code 10161894. A webcast of the replay will also be available by visiting the investors section of the Company’s website at shapeways.com.

About Shapeways

Shapeways is a leader in the large and fast-growing digital manufacturing industry combining high quality, flexible on-demand manufacturing powered by purpose-built proprietary software which enables customers to rapidly transform digital designs into physical products, globally. Shapeways makes industrial-grade additive manufacturing accessible by fully digitizing the end-to-end manufacturing process, and by providing a broad range of solutions utilizing 11 additive manufacturing technologies and more than 90 materials and finishes, with the ability to easily scale new innovation. To date, Shapeways has delivered over 21 million parts to 1 million customers in over 160 countries.

Contact Information

Investor Relations

investors@shapeways.com

Media Relations

press@shapeways.com

Special Note Regarding Forward-Looking Statements

Certain statements included in this press release are not historical facts and are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding the Company’s strategy, future operations, and prospects are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of management of the Company and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; failure to realize the anticipated benefits of the business combination; the risk that Shapeways has a history of losses and the Company may not achieve or maintain profitability in the future; the risk that the Company faces significant competition and expects to face increasing competition in many aspects of its business, which could cause the Company’s operating results to suffer; the risk that the digital manufacturing industry is a relatively new and emerging market and it is uncertain whether it will gain widespread acceptance; the risk that the Company’s new and existing solutions and software do not achieve sufficient market acceptance, and those factors discussed in

Shapeways’ Registration Statement on Form S-1, under the heading “Risk Factors,” and other documents Shapeways has filed, or the Company will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this press release. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-GAAP Financial Information

In addition to Shapeways’ results determined in accordance with GAAP, Shapeways believes that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operational performance. Shapeways uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. Shapeways believes that this non-GAAP financial information, when taken collectively, may be helpful to investors in assessing our operating performance.

Shapeways defines Adjusted EBITDA as net income (loss) plus/minus debt forgiveness, interest expense, income taxes, depreciation and amortization expense, and change in fair value of warrant liabilities. In the future, Shapeways expects to report Adjusted EBITDA with an additional adjustment for stock based compensation expense.

Shapeways believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends because it eliminates the effect of financing and capital expenditures and provides investors with a means to compare its financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA Shapeways may incur future expenses similar to those excluded when calculating these measures. In addition, Shapeways’ presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. Shapeways compensates for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA on a supplemental basis. You should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate Shapeways’ business.

BALANCE SHEET

As of September 30, 2021 and December 31, 2020

(in thousands, except share and per share amounts)

	September 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$90,108	$8,564
Restricted cash	143	145
Accounts receivable	1,114	185
Inventory	573	727
Promissory note due from related party	—	151
Prepaid expenses and other current assets	1,908	1,910

Total current assets	93,846	11,682
Property and equipment, net	1,090	948
Right-of-use assets, net	982	2,102
Goodwill	1,835	1,835
Security deposits	175	175

Total assets	$97,928	$16,742

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,168	$1,633
Accrued expenses and other liabilities	3,700	3,319
Current portion of long-term debt	39	8,332
Operating lease liabilities, current	631	1,222
Deferred revenue	658	753

Total current liabilities	6,196	15,259
Operating lease liabilities, net of current portion	499	1,094
Warrant liabilities	6,777	—
Long-term debt	88	2,236

Total liabilities	13,560	18,589

Commitments and contingencies

Stockholders’ equity (deficit) (1)
Preferred stock ($0.0001 par value; 10,000,000 shares authorized; none issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	—	—
Common stock ($0.0001 par value; 120,000,000 shares authorized; 48,296,484 and 32,170,068 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	5	3
Additional paid-in capital	195,121	112,994
Accumulated deficit	(110,442)	(114,567)
Accumulated other comprehensive loss	(316)	(277)

Total stockholders’ equity (deficit)	84,368	(1,847)

Total liabilities and stockholders’ equity (deficit)	$97,928	$16,742

STATEMENT OF OPERATIONS

For the Three and Nine Months Ended September 30, 2021 and 2020

(in thousands, except share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue, net	$7,716	$8,107	$25,354	$23,028
Cost of revenue	4,055	4,406	13,271	13,030

Gross profit	3,661	3,701	12,083	9,998
Operating expenses
Selling, general and administrative	4,366	2,461	10,513	8,075
Research and development	1,673	1,516	4,099	4,289
Amortization and depreciation	33	37	100	113

Total operating expenses	6,072	4,014	14,712	12,477

Loss from operations	(2,411)	(313)	(2,629)	(2,479)
Other income (expense)
Long-term debt forgiveness	—	—	2,000	—
Interest expense	(126)	(141)	(407)	(444)
Change in fair value of warrant liabilities	5,088	—	5,088	—
Interest income	1	—	1	—
Other income	—	4	1	7
Loss on disposal of assets	—	—	—	(4)

Total other income (expense), net	4,963	(137)	6,683	(441)

Income (loss) before income tax benefit	2,552	(450)	4,054	(2,920)
Income tax benefit	—	—	(71)	—

Net income (loss)	2,552	(450)	4,125	(2,920)
Deemed dividend - Earnout Shares	(18,132)	—	(18,132)	—

Net loss attributable to common stockholders	$(15,580)	$(450)	$(14,007)	$(2,920)

Net income (loss) per share:
Basic	$0.07	$(0.01)	$0.11	$(0.08)

Diluted	$0.07	$(0.01)	$0.11	$(0.08)

Net loss per share attributable to common stockholders:
Basic	$(0.41)	$(0.01)	$(0.38)	$(0.08)

Diluted	$(0.41)	$(0.01)	$(0.38)	$(0.08)

Weighted average common shares outstanding: (1)
Basic	37,932,345	35,787,986	37,351,244	35,660,635

Diluted	37,932,345	35,787,986	37,351,244	35,660,635

Other comprehensive (loss) income
Foreign currency translation adjustment	(22)	65	(39)	32

Comprehensive loss	$(15,602)	$(385)	$(14,046)	$(2,888)

STATEMENT OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2021 and 2020

(in thousands, except share and per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$4,125	$(2,920)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	424	362
Loss on disposal of assets	—	4
Stock-based compensation expense	783	544
Non-cash lease expense	696	1,586
Non-cash debt forgiveness	(2,000)	—
Change in fair value of warrant liabilities	(5,088)	—
Change in operating assets and liabilities:
Accounts receivable	(924)	(763)
Inventory	173	(102)
Prepaid expenses and other assets	83	337
Interest on promissory note due from related party	—	50
Accounts payable	(512)	(775)
Accrued expenses and other liabilities	853	713
Lease liabilities	(762)	(1,674)
Deferred revenue	(101)	67
Deferred rent	—	(283)

Net cash used in operating activities	(2,250)	(2,854)

Cash flows from investing activities:
Purchases of property and equipment	(125)	(23)

Net cash used in investing activities	(125)	(23)

Cash flows from financing activities:
Principal payments on capital leases	—	(18)
Proceeds from issuance of common stock	552	68
Proceeds received from exercise of preferred stock warrants	60	—
Effect of Merger, net of transaction costs	86,792	—
Repayments of loans payable	(3,459)	(851)
Proceeds from loans payable	—	1,983

Net cash provided by financing activities	83,945	1,182

Net change in cash and cash equivalents and restricted cash	$81,570	$(1,695)

Effect of change in foreign currency exchange rates on cash and cash equivalents and restricted cash	(28)	8

Cash and cash equivalents and restricted cash at beginning of period	8,709	9,605

Cash and cash equivalents and restricted cash at end of period	$90,251	$7,918

Supplemental disclosure of cash and non-cash transactions:
Cash paid for interest	$88	$145

Accrued acquisition of property and equipment	$441	$—

Issuance of Legacy Shapeways common stock upon conversion of convertible notes	$5,913	$—

Repurchase of Legacy Shapeways common stock	$(152)	$—

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

For the Three and Nine Months Ended September 30, 2021 and 2020

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2021	2020	2021	2020
Net income (loss)	$2,552	$(450)	$4,125	$(2,920)
Debt forgiveness	—	—	(2,000)	—
Interest expense	126	141	407	444
Depreciation and amortization	33	37	100	113
Change in fair value of warrant liabilities	(5,088)	—	(5,088)	—
Income tax benefit	—	—	(71)	—

Adjusted EBITDA	$(2,377)	$(272)	$(2,527)	$(2,363)